UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 37)*
____________

INDEPENDENCE HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
(CUSIP Number of Class of Securities)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2021
(Date of Event which Requires Filing of this Statement)
____________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453440307

1.		NAMES OF REPORTING PERSONS
GENEVE HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,145,226
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,145,226
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,145,226*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.5%
14.		TYPE OF REPORTING PERSON (see instructions)
CO
*
A portion of these shares of Common Stock is also reported as beneficially owned by Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp. See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

CUSIP NO. 453440307

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ARGENT INVESTORS MANAGEMENT CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,980,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,980,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%
14.		TYPE OF REPORTING PERSON (see instructions)
CO
*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

CUSIP NO. 453440307

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SIC SECURITIES CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,610,859
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,610,859
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,610,859*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%
14.		TYPE OF REPORTING PERSON (see instructions)
CO
*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

CUSIP NO. 453440307

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SMH ASSOCIATES CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,554,367
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,554,367
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,554,367*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%
14.		TYPE OF REPORTING PERSON (see instructions)
CO
*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

Explanatory Note:

This Amendment No. 37 (“Amendment”) to the initial Statement on Schedule 13D, filed on February 8, 1980, as amended prior to the date hereof (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $1.00 per share, of Independence Holding Company, a Delaware corporation. This Amendment is filed by Geneve Holdings, Inc. (“GHI”), Argent Investors Management Corporation (“ARGENT”), SIC Securities Corp. (“SIC”) and SMH Associates Corp. (“SMHAC”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”. The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented and amended to add the following:

“On August 29, 2021, GHI, on behalf of itself and the other Reporting Persons, submitted a preliminary non-binding proposal to the Board of Directors of the Issuer related to the proposed acquisition by the Reporting Persons of all of the shares of common stock of the Issuer not beneficially owned by the Reporting Persons for cash consideration of US$50.00 per share. References to the proposal in this Schedule 13D are qualified in their entirety by reference to the proposal, a copy of which is attached hereto as Exhibit B, and incorporated herein by reference in its entirety.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by substituting the following exhibit for the existing exhibit in the Statement:

Exhibit A	Joint Filing Agreement, dated August 29, 2021, among Geneve Holdings, Inc., Argent Investors Management Corporation, SIC Securities Corp., and SMH Associates Corp.
Exhibit B	Preliminary Non-Binding Proposal Letter, dated August 29, 2021, from Geneve Holdings, Inc. to the Board of Directors of Independence Holding Company

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE HOLDINGS, INC.

By: /s/Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

SIC SECURITIES CORP.

By: /s/Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

By: /s/Steven B. Lapin
Steven B. Lapin
President

ARGENT INVESTORS MANAGEMENT CORPORATION

By: /s/Steven B. Lapin
Steven B. Lapin
Chairman and President

August 29, 2021